UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Stalar 1, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

(CUSIP Number)

Park Avenue Discover #1 LLC

Attn: Steven Rosenfeld

PO Box 1321 Lenox Hill

New York, NY 10021

(917) 882-4145

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS:

Park Avenue Discover #1 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 1,022,250 (See Item 5)
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 1,022,250 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,022,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
50.0% 1
14.	TYPE OF REPORTING PERSON
OO

1 This calculation is based on 2,044,500 shares of common stock outstanding as of February 13, 2014 as reported in the 10-Q filed by Stalar 1, Inc. on February 14, 2014.

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1.	NAMES OF REPORTING PERSONS:

Steven Rosenfeld
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,022,250 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,022,250 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,022,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
50.0% 2
14.	TYPE OF REPORTING PERSON
OO

2 This calculation is based on 2,044,500 shares of common stock outstanding as of February 13, 2014 as reported in the 10-Q filed by Stalar 1, Inc. on February 14, 2014.

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Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share, of Stalar 1, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 317 Madison Ave., Suite 1520, New York, NY 10017.

As of March 17, 2014, the Reporting Persons (defined below) beneficially owned an aggregate of 1,022,250 shares of common stock representing approximately 50.0% of the outstanding shares of common stock of the Issuer.

Item 2.  Identity and Background.

(a), (f) This statement is being filed by:

(i) Park Avenue Discover #1 LLC, a Delaware limited liability company; and

(ii) Steven Rosenfeld, a citizen of the United States of America (together with Park Avenue Discover #1 LLC , the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of March 17, 2014, a copy of which is attached hereto as Exhibit 99.1. All of the securities covered by this report are owned directly by Park Avenue Discover #1 LLC. Steven Rosenfeld is the 100% owner of Park Avenue Discover #1 LLC.

(b)	The address of the principal business and principal office of each of the Reporting Persons is PO Box 1321 Lenox Hill, New York, NY 10021.

(c)	Park Avenue Discover #1 LLC’s principal business is holding investments.

The principal occupation of Steven Rosenfeld is being the manager of Park Avenue Discover #1 LLC, and the manager of Park Avenue Discoveries, LLC, a New York limited liability company.

(d), (e)    During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.  Purpose of Transaction

Pursuant to the terms of a Letter Agreement, as amended, between Dr. Steven R. Fox and Steven Rosenfeld (the “Letter Agreement”), and a Stock Power dated March 17, 2014, Dr. Steven Fox transferred 1,022,250 shares of the common stock of the Issuer, owned by him, to Park Avenue Discover #1 LLC, for an aggregate purchase price of $1,022.25, and the reimbursement to Dr. Fox of operating expenses incurred by Dr. Fox relating to the Issuer.  All funds used by the Reporting Persons to acquire the shares was available cash. All of the shares of the Issuer that are held of record by the Reporting Persons as reported herein were acquired for investment purposes.

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Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Although the Reporting Persons currently have no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) above, the Reporting Persons, as part of the ongoing evaluation of investment and investment alternatives, may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.   Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 5.

(a) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2013, there were 2,044,500 shares of the common stock outstanding as of February 13, 2014. Based on the foregoing, the 1,022,250 shares of the common stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 50.0% of the shares of the common stock issued and outstanding.

(b) The Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the 100% owner of Park Avenue Discover #1 LLC, Steven Rosenfeld may be deemed to have the sole power to vote or to direct the vote of (and the sole power to dispose or direct the disposition of) the Subject Shares.

(c) There have been no reportable transactions with respect to the Subject Shares of the Issuer within the last 60 days by any of the Reporting Persons other than as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 4 and 5 hereof is hereby incorporated herein by reference.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
99.1	Letter Agreement between Dr. Steven R. Fox and Steven Rosenfeld, effectively dated October 11, 2013, and First Amendment to Letter Agreement between the parties, dated March 17, 2014.

99.2	First Amendment to Letter Agreement between Dr. Steven R. Fox and Steven Rosenfeld, dated March 17, 2014.

99.3	Stock Power between Dr. Steven R. Fox and Steven Rosenfeld, dated March 17, 2014.

99.4	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, dated March 17, 2014.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 17, 2014

PARK AVENUE DISCOVER #1 LLC

By:	/s/Steven Rosenfeld
Name: Steven Rosenfeld
Title: Manager

/s/Steven Rosenfeld
Name: Steven Rosenfeld

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